FILED PURSUANT TO RULE 424(b)(3)
REGISTRATION NO: 333-142839

This preliminary prospectus supplement relates to an effective registration statement under the Securities Act of 1933, but is not complete and may be changed. This preliminary prospectus supplement is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED DECEMBER 5, 2007

PRELIMINARY PROSPECTUS SUPPLEMENT TO PROSPECTUS DATED MAY 11, 2007

$

Regions Financial Corporation

    % Subordinated Notes due 2037

We will pay interest on the notes each June      and December      . The first interest payment will be made on June     , 2008. The notes will mature on December     , 2037.

We may not redeem the notes prior to their maturity on December     , 2037. There is no sinking fund for the notes.

The notes will be unsecured obligations of Regions Financial Corporation and will rank junior to our secured obligations and unsecured senior debt, equally with our other unsecured subordinated debt and senior to our junior subordinated debentures. As of September 30, 2007, we had approximately $3.9 billion of outstanding indebtedness that would rank senior to the notes. In addition, as of that date, the aggregate amount of all debt and other liabilities of our subsidiaries, including deposits, that would effectively rank senior to the notes was approximately $114.4 billion. The indenture pursuant to which we will issue the notes does not limit the amount of additional senior or subordinated indebtedness we may incur.

The notes cannot be accelerated except in the event of bankruptcy or the occurrence of certain other events of bankruptcy, insolvency or reorganization relating to us or Regions Bank.

The notes will be issued only in minimum denominations of $2,000 and integral multiples of $1,000 in excess thereof.

The notes will not be listed on any securities exchange. Currently there is no public market for the notes.

Investing in the notes involves risks. See “Risk Factors” beginning on page S-4 of this prospectus supplement, as well as “Risk Factors” beginning on page 13 of our annual report on Form 10-K for the year ended December 31, 2006.

	Price to Public(1)	Underwriting Discounts and Commissions	Proceeds, Before Expenses, to Regions
Per Note	%	%	%
Total	$	$	$

(1)	Plus accrued interest, if any, from December , 2007.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

The notes are our unsecured obligations. The notes are not savings accounts, deposits or other obligations of any of our bank or non-bank subsidiaries and are not insured by the Federal Deposit Insurance Corporation, the Board of Governors of the Federal Reserve System or any other governmental agency or instrumentality.

The underwriters expect to deliver the notes through the facilities of The Depository Trust Company for the accounts of its participants against payment in New York, New York on or about December     , 2007.

Joint Book-Running Managers

Morgan Keegan & Company, Inc.	Credit Suisse	UBS Investment Bank

The date of this prospectus supplement is December     , 2007.

ABOUT THIS PROSPECTUS SUPPLEMENT

This document consists of two parts. The first part is the prospectus supplement, which describes the specific terms of this offering. The second part is the accompanying prospectus, which describes more general information, some of which may not apply to this offering. You should read both this prospectus supplement and the accompanying prospectus, together with the additional information described in this prospectus supplement under the heading “Where You Can Find More Information.” If the information set forth in this prospectus supplement differs in any way from the information set forth in the accompanying prospectus, you should rely on the information set forth in this prospectus supplement.

Unless otherwise mentioned or unless the context requires otherwise, all references in this prospectus supplement to “Regions” or to “we,” “us,” “our” or similar references mean Regions Financial Corporation and does not include any of our subsidiaries.

You should rely only on the information contained in or incorporated by reference in this prospectus supplement and the accompanying prospectus. This prospectus supplement may be used only for the purpose for which it has been prepared. No one is authorized to give information other than that contained in this prospectus supplement and in the documents referred to in this prospectus supplement and which are made available to the public. We have not, and the underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it.

We are not, and the underwriters are not, making an offer to sell these notes in any jurisdiction where the offer or sale is not permitted. You should not assume that the information appearing in this prospectus supplement, the accompanying prospectus or any document incorporated by reference is accurate as of any date other than the date of the applicable document. Our business, financial condition, results of operations and prospects may have changed since that date. Neither this prospectus supplement nor the accompanying prospectus constitutes an offer, or an invitation on our behalf or on behalf of the underwriters, to subscribe for and purchase any of the notes, and may not be used for or in connection with an offer or solicitation by anyone, in any jurisdiction in which such an offer or solicitation is not authorized or to any person to whom it is unlawful to make such an offer or solicitation.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission (the “SEC”). You may read and copy any document we file at the SEC’s public reference room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Our SEC filings are also available to the public at the SEC’s web site at http://www.sec.gov. The address of the SEC’s web site is provided for the information of prospective investors and not as an active link. You can also inspect reports, proxy statements and other information about us at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York.

The SEC allows us to “incorporate by reference” into this prospectus supplement the information in documents we file with the SEC, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be a part of this prospectus supplement and should be read with the same care. When we update the information contained in documents that have been incorporated by reference, by making future filings with the SEC, the information incorporated by reference in this prospectus supplement is considered to be automatically updated and superseded. In other words, in all cases, if you are considering whether to rely on information contained in this prospectus supplement or information incorporated by reference into this prospectus supplement, you should rely on the information contained in the document that was filed later. We incorporate by reference the documents listed below and any additional documents we file with the SEC in the future under Sections 13(a), 13(c),14, or 15(d) of the Securities Exchange Act of 1934 until our offering

i

is completed (other than information in such additional documents that are deemed, under SEC rules, not to have been filed):

•	Annual Report on Form 10-K for the year ended December 31, 2006;

•	Quarterly Reports on Form 10-Q for the quarters ended March 31, June 30, and September 30, 2007;

•

Current Reports on Form 8-K filed on January 8, 2007, January 24, 2007, January 30, 2007, March 14, 2007, April 13, 2007, April 20, 2007, April 30, 2007, June 26, 2007, July 19, 2007, July 25, 2007, August 24, 2007, October 3, 2007, November 6, 2007, and November 15, 2007 and Form 8-K/A on January 12, 2007, amending the Form 8-K filed on November 6, 2006.

You may request a copy of these filings (other than an exhibit to a filing unless that exhibit is specifically incorporated by reference into that filing) at no cost, by writing or calling us at the following address:

Regions Financial Corporation

Investor Relations

1900 Fifth Avenue North

Birmingham, Alabama 35203

(205) 581-7890

You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not authorized anyone else to provide you with additional or different information. We are only offering these securities in jurisdictions where the offer is permitted. You should not assume that the information in this prospectus supplement or the accompanying prospectus or any document incorporated by reference is accurate as of any date other than the dates of the applicable documents.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

The information included or incorporated by reference in this prospectus supplement and the accompanying prospectus may include forward-looking statements which reflect Regions’ current views with respect to future events and financial performance. The Private Securities Litigation Reform Act of 1995 (the “Act”) provides a safe harbor for forward-looking statements which are identified as such and are accompanied by the identification of important factors that could cause actual results to differ materially from the forward-looking statements. For these statements, Regions, together with its subsidiaries, unless the context implies otherwise, claim the protection afforded by the safe harbor in the Act. Forward-looking statements are not based on historical information, but rather are related to future operations, strategies, financial results or other developments. Forward-looking statements are based on management’s expectations as well as certain assumptions and estimates made by, and information available to, management at the time the statements are made. Those statements are based on general assumptions and are subject to various risks, uncertainties and other factors that may cause actual results to differ materially from the views, beliefs and projections expressed in such statements. These risks, uncertainties and other factors include, but are not limited to, those described below:

•

Regions’ ability to achieve the earnings expectations related to businesses that have been acquired, including its merger with AmSouth Bancorporation (“AmSouth”), or that may be acquired in the future, which in turn depends on a variety of factors, including:

•	Regions’ ability to achieve the anticipated cost savings and revenue enhancements with respect to acquired operations, or lower than expected revenues from continuing operations;

•	the assimilation of the combined companies’ corporate cultures;

ii

•	the continued growth of the markets that the acquired entities serve, consistent with recent historical experience; and

•	difficulties related to the integration of the businesses, including integration of information systems and retention of key personnel.

•	Regions’ ability to expand into new markets and to maintain profit margins in the face of competitive pressures.

•	Regions’ ability to keep pace with technological changes.

•	Regions’ ability to develop competitive new products and services in a timely manner and the acceptance of such products and services by Regions’ customers and potential customers.

•	Regions’ ability to effectively manage interest rate risk, market risk, credit risk, operational risk, legal risk and regulatory and compliance risk.

•	Regions’ ability to manage fluctuations in the value of assets and liabilities and off-balance sheet exposure so as to maintain sufficient capital and liquidity to support Regions’ business.

•	The cost and other effects of material contingencies, including litigation contingencies.

•	The effects of increased competition from both banks and non-banks.

•

Further easing of restrictions on participants in the financial services industry, such as banks, securities brokers and dealers, investment companies and finance companies, may increase competitive pressures.

•	Possible changes in interest rates may increase funding costs and reduce earning asset yields, thus reducing margins.

•	Possible changes in general economic and business conditions in the United States in general and in the communities Regions serves in particular.

•	Possible changes in the creditworthiness of customers and the possible impairment of collectibility of loans.

•	The effects of geopolitical instability and risks such as terrorist attacks.

•

Possible changes in trade, monetary and fiscal policies, laws and regulations, and other activities of governments, agencies and similar organizations, including changes in accounting standards, may have an adverse effect on business.

•	Possible changes in consumer and business spending and saving habits could affect Regions’ ability to increase assets and to attract deposits.

•	The effects of weather and natural disasters such as hurricanes.

The words “believe,” “expect,” “anticipate,” “project” and similar expressions often signify forward-looking statements. You should not place undue reliance on any forward-looking statements, which speak only as of the date the statement was made. We assume no obligation to update or revise any forward-looking statements that are made from time to time.

iii

PROSPECTUS SUMMARY

This summary highlights material information contained elsewhere, or incorporated by reference, in this prospectus supplement. As a result, it does not contain all of the information that may be important to you or that you should consider before investing in the notes. You should read this entire prospectus supplement and the accompanying prospectus, including the documents incorporated by reference, which are described under “Where You Can Find More Information” in this prospectus supplement.

Regions Financial Corporation

Regions Financial Corporation is a Delaware corporation and financial holding company headquartered in Birmingham, Alabama, which operates throughout the South, Midwest and Texas. Regions’ primary business is providing traditional commercial and retail banking services. At September 30, 2007, Regions had total consolidated assets of approximately $138 billion, total consolidated deposits of approximately $93 billion and total consolidated stockholders’ equity of approximately $20 billion. In November 2006, Regions and AmSouth completed a merger of the two companies. AmSouth was a $52 billion bank holding company headquartered in Birmingham, Alabama.

Regions conducts its banking operations through Regions Bank, an Alabama-chartered banking corporation that is a member of the Federal Reserve System. At September 30, 2007, Regions Bank operated approximately 1,900 full service banking offices in Alabama, Arkansas, Florida, Georgia, Illinois, Indiana, Iowa, Kentucky, Louisiana, Mississippi, Missouri, North Carolina, South Carolina, Tennessee, Texas and Virginia.

In addition to providing traditional commercial and retail banking services, Regions provides additional financial services including securities brokerage, asset management, financial planning, mutual funds, investment banking, insurance, mortgage origination and servicing, equipment financing and other specialty financing. Regions provides brokerage services and investment banking from approximately 430 offices of Morgan Keegan & Company, Inc. (“Morgan Keegan”), one of the largest investment firms based in the South. Regions provides full-line insurance brokerage services primarily through Rebsamen Insurance, Inc., one of the 30 largest insurance brokers in the country.

Additional information about us and our subsidiaries is included in the documents incorporated by reference in this prospectus supplement and the accompanying prospectus. See “Where You Can Find More Information” in this prospectus supplement.

How to Contact Us

Our principal executive offices are located at 1900 Fifth Avenue North, Birmingham, Alabama 35203, and our telephone number at that address is 205-944-1300. Our common stock is listed on the New York Stock Exchange under the symbol “RF.” We maintain a website at www.regions.com. Information on our website is not, and shall not be deemed to be, a part of or to be incorporated into this prospectus supplement or the accompanying prospectus.

SUMMARY OF THE OFFERING

Issuer	Regions Financial Corporation

Notes Offered	$ aggregate principal amount of % subordinated notes due 2037.

Issue Date	December , 2007

Issue Price	% of the aggregate principal amount of the notes plus accrued interest, if any, from December , 2007.

Maturity	December , 2037

Interest Rate; Interest Payment Dates	We will pay interest on the notes at a rate equal to % per annum and will pay such interest on June and December of each year (each an “interest payment date”), beginning on June , 2008.

Record Dates	May and November .

Day Count Convention	30/360

Ranking

The notes will be our unsecured obligations subordinated in right of payment to all our existing and future senior indebtedness and effectively subordinated to all existing and future debt and all other liabilities of our subsidiaries. As of September 30, 2007, we had approximately $3.9 billion of outstanding indebtedness that would rank senior to the notes. In addition, as of that date, the aggregate amount of all debt and other liabilities of our subsidiaries, including deposits, that would effectively rank senior to the notes was approximately $114.4 billion.

The indenture does not limit the amount of additional senior or subordinated indebtedness we may incur.

Events of Default; Defaults

The bankruptcy or occurrence of certain other events of bankruptcy, insolvency or reorganization relating to us or Regions Bank. We refer to these events as “events of default.”

Neither the trustee nor the holders of the notes may act to accelerate the maturity of the notes solely as a result of our failure (1) to pay principal on the notes when due, (2) to pay any interest on the notes when due (subject to a 30 day cure period) or (3) to perform any covenant in the indenture. We refer to these events as “defaults.”

Redemption / Repayment	The notes will not be subject to redemption at our option or to repayment at the option of the holder at any time prior to maturity.

Sinking Fund	There is no sinking fund for the notes.

Further Issuances	The notes will initially be limited to an aggregate principal amount of $ . We may, without your consent, increase the principal amount of the notes by issuing an unlimited principal amount of additional notes in the future on the same respective terms and conditions as the notes offered hereby, except for the issue date and offering price.

Use of Proceeds	The net proceeds to us from the sale of the notes, after deduction of estimated underwriting discounts and commissions and estimated expenses payable by us, will be approximately $ and will be used by us for general corporate purposes.

Form and Denomination	The notes will be offered in book-entry form through the facilities of The Depository Trust Company in minimum denominations of $2,000 and integral multiples of $1,000 in excess thereof.

Listing	The notes will not be listed on any securities exchange.

Governing Law	The notes and the indenture pursuant to which we will issue the notes will be governed by the laws of the State of New York.

Trustee	Deutsche Bank Trust Company Americas.

RISK FACTORS

The following is a summary of risk factors relating to the notes that you should consider before purchasing the notes offered hereby. For a summary of risk factors relating to our business that you should consider before purchasing the notes, please see “Risk Factors” beginning on page 13 of our annual report on Form 10-K for the year ended December 31, 2006, which is incorporated by reference.

Holders of our senior indebtedness will get paid before you will get paid

Our obligations to you under the notes are unsecured and will be junior in right of payment to all of our future senior debt. This means that we cannot make any payments on the notes if we are in default on any of our senior debt then outstanding. Therefore, in the event of our bankruptcy, liquidation or dissolution, our assets must be used to pay off our senior obligations in full before any payments may be made on the notes.

As of September 30, 2007, we had approximately $3.9 billion of outstanding indebtedness that would rank senior to the notes. In addition, as of that date, the aggregate amount of all debt and other liabilities of our subsidiaries, including deposits, that would effectively rank senior to the notes was approximately $114.4 billion. The indenture does not limit the amount of additional senior or subordinated indebtedness we may incur. At September 30, 2007, Regions had $2.1 billion of subordinated debt outstanding.

For more information, see “Description of Notes — Subordination.”

The notes are our obligations and not obligations of our subsidiaries and will be effectively subordinated to the claims of our subsidiaries’ creditors

The notes are exclusively our obligations and not those of our subsidiaries. We are a holding company that conducts substantially all of our operations through our bank and non-bank subsidiaries. As a result, our ability to make payments on the notes will depend primarily upon the receipt of dividends and other distributions from our subsidiaries. If we do not receive sufficient cash dividends and other distributions from our subsidiaries, it is unlikely that we will have sufficient funds to make payments on the notes.

Our subsidiaries are separate and distinct legal entities. Our subsidiaries have no obligation to pay any amounts due on the notes or to provide us with funds to pay our obligations, whether by dividends, distributions, loans or other payments. In addition, any dividend payments, distributions, loans or advances to us by our subsidiaries in the future will require the generation of future earnings by our subsidiaries and may require regulatory approval. There are various regulatory restrictions on the ability of our bank subsidiary, Regions Bank, to pay dividends or make other payments to us. At September 30, 2007, Regions Bank could pay a total of approximately $921 million in dividends to us and maintain its status as well-capitalized without prior regulatory approval.

In addition, our right to participate in any distribution of assets of any of our subsidiaries upon the subsidiary’s liquidation or otherwise will generally be subject to the prior claims of creditors of that subsidiary. Your ability as a holder of the notes to benefit indirectly from that distribution also will be subject to these prior claims. The notes are not guaranteed by any of our subsidiaries. As a result, the notes will be effectively subordinated to all existing and future liabilities and obligations of our subsidiaries, including deposits. Therefore, you should look only to our assets for payments on the notes. At September 30, 2007, our subsidiaries had, in the aggregate, outstanding debt and other liabilities, including deposits, of approximately $114.4 billion, all of which would effectively rank senior to the notes in case of liquidation or otherwise.

The notes are subject to limited rights of acceleration

Payment of principal on the notes may be accelerated only in the case of certain events of bankruptcy, insolvency or reorganization, whether voluntary or involuntary, of us or Regions Bank. Thus, you have no right to accelerate the payment of principal on the notes solely as a result of our failure to pay interest on the notes or to perform any of our other obligations under the notes or the indenture.

The notes are not insured

The notes are our unsecured obligations. The notes are not savings accounts, deposits or other obligations of any of our bank or non-bank subsidiaries and are not insured by the Federal Deposit Insurance Corporation, the Board of Governors of the Federal Reserve System or any other governmental agency or instrumentality.

You may be unable to sell the notes because there is no public trading market for the notes

The notes are a new issue of securities with no established trading market. The notes will not be listed on any securities exchange or included in any automated quotation system. Consequently, the notes will be relatively illiquid and you may be unable to sell your notes. Although the representatives of the underwriters have advised us that, following completion of the offering of the notes, one or more of the underwriters currently intend to make a secondary market in the notes, they are not obligated to do so and may discontinue any market-making activities at any time without notice. Accordingly, we cannot assure you as to the development or liquidity of any trading market for the notes.

SELECTED CONSOLIDATED FINANCIAL DATA

The following are selected consolidated financial data for Regions as of and for the nine months ended September 30, 2007 and 2006, as of and for the years ended December 31, 2006 and 2005, and for the year ended December 31, 2004.

The financial data as of and for the nine months ended September 30, 2007 and 2006 are derived from our unaudited consolidated financial statements. Results for the nine months ended September 30, 2007 are not necessarily indicative of results for any other interim period or for the year as a whole. The consolidated financial data as of and for each of the years ended December 31, 2006 and 2005, and for the year ended December 31, 2004, are derived from Regions’ audited consolidated financial statements. Regions’ consolidated financial statements for each of the three fiscal years ended December 31, 2006, 2005 and 2004 were audited by Ernst & Young LLP, an independent registered public accounting firm. The summary below should be read in conjunction with Regions’ consolidated financial statements, and the related notes thereto, and the other information in Regions’ 2006 Annual Report on Form 10-K and in conjunction with Regions’ Quarterly Report on Form 10-Q for the quarter ended September 30, 2007, which are incorporated by reference.

Regions’ consolidated financial statements include the results of operations of acquired companies only from their respective dates of acquisition. The consolidated results of operations of Regions for the year ended December 31, 2006 include the results of operations of AmSouth since November 4, 2006, and for the year ended December 31, 2004 include the results of operations of Union Planters Corporation since July 1, 2004.

	Nine Months Ended September 30,		Year Ended December 31,
(In thousands, except per share data)	2007	2006	2006	2005	2004
	(Unaudited)
Consolidated Condensed Statements of Income
Total interest income	$6,140,495	$3,765,527	$5,649,118	$4,271,144	$2,918,405
Total interest expense	2,786,341	1,517,378	2,340,816	1,489,756	842,651

Net interest income	3,354,154	2,248,149	3,308,302	2,781,388	2,075,754
Provision for loan losses	197,000	82,548	142,373	166,746	124,215

Net interest income after provision for loan losses	3,157,154	2,165,601	3,165,929	2,614,642	1,951,539
Total non-interest income before security gains (losses), net	2,131,365	1,384,008	2,021,597	1,705,712	1,421,145
Securities gains (losses), net	(8,508)	8,143	8,123	(18,892)	63,086
Total non-interest expense	3,312,095	2,112,826	3,204,029	2,942,895	2,315,549
Income taxes	645,868	444,400	619,099	395,860	330,478

Income from continuing operations	1,322,048	1,000,526	1,372,521	962,707	789,743

Discontinued operations:
Income (loss) from discontinued operations before income taxes	(216,622)	(14,888)	(32,605)	63,527	55,361
Income tax expense (benefit)	(75,028)	(5,956)	(13,229)	25,690	21,339

Income (loss) from discontinued operations, net of tax	(141,594)	(8,932)	(19,376)	37,837	34,022

Net income	$1,180,454	$991,594	$1,353,145	$1,000,544	$823,765

Net income available to common shareholders	$1,180,454	$991,594	$1,353,145	$1,000,544	$817,745

Per Common Share Data

Earnings per share from continuing operations — basic	$1.86	$2.20	$2.74	$2.09	$2.13

Earnings per share from continuing operations — diluted	1.84	2.17	2.71	2.07	2.10
Earnings per share — basic	1.66	2.18	2.70	2.17	2.22
Earnings per share — diluted	1.64	2.16	2.67	2.15	2.19
Cash dividends declared	1.08	1.05	1.40	1.36	1.33

Weighted-average number of shares outstanding — basic	712,181	455,463	501,681	461,171	368,656

Weighted-average number of shares outstanding — diluted	718,084	460,018	506,989	466,183	373,732

	September 30		December 31
(In thousands)	2007	2006	2006	2005
	(Unaudited)
Consolidated Condensed Period-End Balance Sheets
Assets
Cash and due from banks	$2,902,340	$2,055,137	$3,550,742	$2,414,560
Securities available for sale	16,957,077	12,425,555	18,514,332	11,947,810
Trading account assets	1,355,007	1,438,427	1,442,994	992,082
Loans held for sale	792,142	1,824,687	3,308,064	1,531,664
Loans held for sale – divestitures	—	—	1,612,237	—
Loans, net of unearned income	94,373,632	59,477,905	94,550,602	58,404,913
Allowance for loan losses	(1,070,716)	(778,465)	(1,055,953)	(783,536)

Net loans	93,302,916	58,699,440	93,494,649	57,621,377

Excess purchase price	11,453,078	4,967,799	11,175,647	5,027,044
Other identifiable intangible assets	804,328	287,437	957,834	314,368
Other assets	10,668,301	5,281,609	9,312,522	4,936,695

Total assets	$138,235,189	$86,980,091	$143,369,021	$84,785,600

Liabilities and Stockholders’ Equity
Deposits	$93,439,930	$62,169,545	$101,227,969	$60,378,367
Short-term borrowings	9,791,085	6,312,048	9,667,071	4,966,279
Long-term borrowings	10,817,491	5,490,404	8,642,649	6,971,680
Other liabilities	4,340,334	1,965,191	3,129,878	1,854,991

Total liabilities	118,388,840	75,937,188	122,667,567	74,171,317
Stockholders’ equity	19,846,349	11,042,903	20,701,454	10,614,283

Total liabilities and stockholders’ equity	$138,235,189	$86,980,091	$143,369,021	$84,785,600

CAPITALIZATION

The following table sets forth the consolidated capitalization of Regions as of September 30, 2007, and as adjusted to give effect to the issuance and sale of the notes. The information is only a summary and should be read together with the financial information incorporated by reference in this prospectus supplement and the accompanying prospectus. See “Where You Can Find More Information” in this prospectus supplement.

	September 30, 2007
	Actual	As Adjusted
	(In thousands, except share data)
	(Unaudited)
Long-term debt:
Senior notes:
Floating rate senior notes due 2009	$249,952		$249,952
Floating rate senior notes due 2012	350,000		350,000
Fixed and floating rate notes (Bank)	100,000		100,000
Floating rate notes due 2008	399,667		399,667
4.50% notes due 2008	349,572		349,572
4.375% notes due 2010	491,419		491,419
Subordinated notes:
% subordinated notes due 2037	—
6.45% due 2037 (Bank)	497,183		497,183
6.125% due 2009	177,078		177,078
7.00% due 2011	498,023		498,023
7.75% due 2011	537,774		537,774
6.375% due 2012	597,196		597,196
4.85% due 2013 (Bank)	487,192		487,192
5.20% due 2015 (Bank)	344,336		344,336
6.45% due 2018 (Bank)	322,058		322,058
6.50% due 2018 (Bank)	311,740		311,740
7.75% due 2024	100,000		100,000
6.75% due 2025	163,950		163,950
Junior subordinated notes	699,814		699,814
FHLB structured advances	1,765,230		1,765,230
Other FHLB advances	1,769,047		1,769,047
Valuation adjustments on hedged long-term debt	40,893		40,893
Other	565,367		565,367

Total long-term debt	$10,817,491	$

Stockholders’ equity
Common stock, $.01 par value, 1.5 billion shares authorized, 734,615,634 shares outstanding	7,346		7,346
Additional paid-in capital	16,527,540		16,527,540
Undivided profits	4,632,033		4,632,033
Treasury stock, at cost, 37,283,713 shares	(1,270,922)		(1,270,922)
Accumulated other comprehensive loss	(49,648)		(49,648)

Total stockholders’ equity	19,846,349		19,846,349

Total long-term debt and stockholders’ equity	$30,663,840	$

USE OF PROCEEDS

The net proceeds to us from the sale of the notes, after deduction of estimated underwriting discounts and commissions and estimated expenses payable by us, will be approximately $             and will be used by us for general corporate purposes.

DESCRIPTION OF NOTES

General

The notes will be a series of our subordinated debt securities. The notes will be issued under a subordinated indenture, dated as of May 15, 2002, as amended and supplemented by a supplemental indenture, to be dated as of December     , 2007, between us and Deutsche Bank Trust Company Americas, a New York banking corporation, as trustee. Throughout this summary, we refer to both the subordinated indenture and supplemental indenture together as the indenture. The trustee’s main role is to enforce your rights against us if we default. Regions may from time to time, without notice or consent of the holders of the notes, incur additional subordinated indebtedness ranking equally with the notes. The following description of the notes may not be complete and is subject to and qualified in its entirety by reference to the indenture. Wherever we refer to particular sections or defined terms of the indenture, it is our intent that those sections or defined terms will be incorporated by reference in this prospectus supplement.

The notes will be issued in fully registered book-entry form without coupons and in denominations of $2,000 and integral multiples of $1,000 in excess thereof. We do not intend to apply for the listing of the notes on any securities exchange.

The notes are unsecured obligations of ours and will rank junior to our secured obligations and senior debt, equally with our other unsecured subordinated debt, and senior to our junior subordinated debentures. As of September 30, 2007, we had approximately $3.9 billion of outstanding indebtedness that would rank senior to the notes. In addition, as of that date, the aggregate amount of all debt and other liabilities of our subsidiaries, including deposits, that would effectively rank senior to the notes was approximately $114.4 billion.

The notes will not be entitled to any sinking fund. Since we are a holding company, our rights and the rights of our creditors, including holders of the notes, to participate in the assets of any of our subsidiaries upon the liquidation or reorganization of any of our subsidiaries will be subject to prior claims of the creditors of any such subsidiary, including, in the case of Regions Bank, its depositors, except to the extent that we are a creditor of such subsidiary with recognized claims against the subsidiary. Claims on our subsidiaries by creditors other than us may include claims with respect to long-term debt and substantial obligations with respect to deposit liabilities, federal funds purchased, securities sold under repurchase agreements, other short-term borrowings and various other financial obligations.

The notes will be subject to defeasance under the conditions described below in “— Discharge, Defeasance and Covenant Defeasance.” No additional amounts or make-whole amounts, as those terms are defined in the indenture, will be payable with respect to the notes.

The notes are not savings accounts, deposits or other obligations of any of our bank or non-bank subsidiaries and are not insured by the Federal Deposit Insurance Corporation, the Board of Governors of the Federal Reserve System or any other governmental agency or instrumentality.

The notes will initially be limited to an aggregate principal amount of $            . We may, without the consent of the holders of the notes, increase the principal amount of the notes by issuing additional notes in the future on the same terms and conditions as the notes offered hereby, except for any differences in the issue price and interest accrued prior to the date of issuance of the additional notes and with the same CUSIP number as the notes offered by this prospectus supplement. The notes offered by this prospectus supplement and any additional notes would rank equally and ratably and would be treated as a single series for all purposes under the indenture.

The notes will mature at 100% of their principal amount on December     , 2037 (the “maturity date”). The notes will not be subject to redemption at our option or repayment at the option of the holder at any time prior to maturity, and are not convertible or exchangeable for shares of any class of our equity securities or the equity securities of any of our subsidiaries.

Payments of principal and interest to owners of the book-entry interests described below are expected to be made in accordance with the procedures of The Depository Trust Company (“DTC”) and its participants.

Interest

The notes will bear interest at a rate per annum equal to     %. Interest on the notes will be payable semi-annually in arrears on June      and December      of each year (each, an “interest payment date”), beginning on June     , 2008, to the persons in whose names notes are registered at the close of business on the preceding May      and November      of each year. Interest on the notes at the maturity date will be payable to the persons to whom principal is payable. Interest payments on the notes will be the amount of interest accrued from and including December     , 2007 or the most recent interest payment date on which interest has been paid to but excluding the interest payment date or the maturity date, as the case may be.

When we refer to a “business day” with respect to the notes, we mean any day, other than a Saturday or Sunday, that is neither a legal holiday nor a day on which banking institutions in The City of New York are authorized or required by law, regulation or executive order to close.

If an interest payment date or the maturity date falls on a day that is not a business day, the related payment of interest and principal will be made on the next day that is a business day, and no interest on the notes or such payment will accrue for the period from and after such interest payment date or maturity date, as the case may be.

Subordination

The notes will be unsecured and subordinated in right of payment to all of our existing and future secured and senior debt. As a result, upon any distribution to our creditors in a liquidation, dissolution, bankruptcy, insolvency or reorganization, the payment of the principal and interest on the notes will be subordinated in right of prior payment in full of all our senior debt and our secured debt. Our obligation to make payments of the principal of and interest on the notes will not otherwise be affected. There is no limit on the amount of senior debt or other debt that we may incur under the indenture.

We may not make payments of principal or interest on the notes at any time we are in default on any payment with respect to our senior debt, or we have defaulted on any of our senior debt and such default has resulted in acceleration of the maturity of such senior debt, or if there is a judicial proceeding pending with respect to our default on our senior debt and we have received notice of the default. We may resume payments on the notes when the default is cured or waived or the subordination provisions of the indenture otherwise permit us to do so.

If payment or distribution on account of the notes of any character or security, whether in cash, securities or other property, is received by a holder of the notes, including the trustee, in contravention of any of the terms of the indenture and before all our senior debt has been paid in full, that payment or distribution or security will be received in trust for the benefit of, and must be paid over or delivered and transferred to, holders of our senior debt at the time outstanding in accordance with the priorities then existing among those holders for application to the payment of all senior debt remaining unpaid to the extent necessary to pay all senior debt in full.

Upon payment or distribution of assets to creditors upon insolvency, receivership, liquidation, reorganization, assignment for the benefit of creditors, marshalling of assets and liabilities or similar proceedings or any liquidation or winding up of or relating to our company as a whole, whether voluntary or involuntary, the holders of all senior debt securities will first be entitled to receive payment in full before holders of the notes will be entitled to receive any payment in respect of the principal of or interest on the notes.

After we have paid in full all sums we owe on our senior debt, the holders of the notes, together with the holders of our obligations ranking on parity with the notes, will be entitled to be paid from our remaining assets the amounts at the time due and owing on the notes and the other obligations.

Even if the subordination provisions prevent us from making any payment when due on the notes, we will be in “default” on our obligations under the notes if we do not make the payment when due. This means that the trustee and the holders of notes can take certain actions against us, but they will not receive any money until the claims of the holders of senior indebtedness have been fully satisfied.

These subordination provisions mean that if we are insolvent, a direct holder of our senior debt may ultimately receive out of our assets more than a direct holder of the same amount of notes. The indenture does not limit our ability to incur senior or subordinated debt, including debt ranking on parity with the notes.

Senior debt is defined in the indenture as the principal, premium, if any, unpaid interest (including interest accruing on or after the filing of any petition in bankruptcy or for reorganization relating to us whether or not a claim for post-filing interest is allowed in such proceeding), fees, charges, expenses, reimbursement and indemnification obligations, and all other amounts payable under or in respect of the types of debt generally described below:

(1) debt for money we have borrowed;

(2) debt evidenced by a bond, note, debenture, or similar instrument (including purchase money obligations) whether or not given in connection with the acquisition of any business, property or assets, whether by purchase, merger, consolidation or otherwise, but not any account payable or other obligation created or assumed in the ordinary course of business in connection with the obtaining of materials or services;

(3) debt which is a direct or indirect obligation which arises as a result of banker’s acceptance or bank letters of credit issued to secure our obligations;

(4) any debt of others described in the preceding clauses (1) through (3) which we have guaranteed or for which we are otherwise liable;

(5) debt secured by any mortgage, pledge, lien, charge, encumbrance or any security interest existing on our property;

(6) our obligation as lessee under any lease of property which is reflected on our balance sheet as a capitalized lease;

(7) any deferral, amendment, renewal, extension, supplement or refunding of any liability of the kind described in any of the preceding clauses (1) through (6); and

(8) our obligations to make payments under the terms of financial instruments such as securities contracts, foreign currency exchange contracts, derivative instruments and other similar financial instruments;

provided, however, that, in computing our debt, any particular debt will be excluded if:

•

upon or prior to the maturity thereof, we have deposited in trust with a depositary, money (or evidence of indebtedness if permitted by the instrument creating such indebtedness) in the necessary amount to pay, redeem or satisfy that debt as it becomes due, and the amount so deposited will not be included in any computation of our assets; and

•	we have delivered an officers’ certificate to the trustee that certifies that we have deposited in trust with the depositary the sufficient amount.

For purposes of the notes, senior debt will exclude the following:

•

any debt referred to in paragraphs (1) through (7) above as to which, in the instrument creating or evidencing the debt or under which the debt is outstanding, it is provided that the debt is not superior in right of payment to our subordinated debt securities (including the notes), or ranks equal with our subordinated debt securities (including the notes);

•	our subordinated debt securities;

•	any debt of ours which when incurred and without respect to any election under Section 1111(b) of the United States Bankruptcy Code of 1978, as amended, was without recourse to us;

•	any debt of ours for wages or bank deposits payable to our executive officers and directors;

•	debt to any employee of ours; and

•

all other indebtedness of ours sold to any of our subsidiaries, including any limited liability companies, partnerships or trust established or to be established by us, in each case where the subsidiary is similar in purpose to one of the trusts.

Merger, Consolidation or Sale of Assets

We may consolidate with, or sell, lease or otherwise transfer all or substantially all of our assets to, or merge with or into, any other corporation, trust or other entity provided that:

•

we are the survivor in the merger, or the survivor, if not us, is an entity organized under the laws of the United States or a state of the United States and expressly assumes by supplemental indenture the due and punctual payment of the principal of and interest on all of the outstanding notes and the due and punctual performance and observance of all of the covenants and conditions contained in the indenture;

•

immediately after giving effect to the transaction and treating any indebtedness that becomes an obligation of ours or one of our subsidiaries as a result of the transaction, as having been incurred by us or the subsidiary at the time of the transaction, no event of default under the indenture, and no event which, after notice or the lapse of time, or both, would become an event of default, shall have occurred and be continuing;

•

if, as a result of the transaction, our property or assets would be subject to a mortgage, pledge, lien, security interest or other encumbrance that would not be permitted under the indenture, we shall take steps to secure the notes equally and ratably with all indebtedness secured in the transaction; and

•	certain other conditions that are described in the indenture are met.

Upon any such consolidation, merger, or sale, the successor corporation formed, or into which we are merged or to which we are sold, shall succeed to, and be substituted for, us under the indenture.

This covenant would not apply to any recapitalization transaction, change of control of us or a transaction in which we incur a large amount of additional debt unless the transactions or change of control included a merger or consolidation or transfer of substantially all of our assets. There are no covenants or other provisions in the indenture providing for a put or increased interest or that would otherwise afford holders of the notes additional protection in the event of a recapitalization transaction, a change of control of us or a transaction in which we incur or acquire a large amount of additional debt.

Events of Default, Notice and Waiver

Notwithstanding anything to the contrary in the accompanying prospectus, payment of principal of the notes can be accelerated only in the event of our bankruptcy, insolvency or reorganization or the receivership of our principal banking subsidiary, Regions Bank (each an “event of default”). There will be no right of acceleration of the payment of principal of the notes solely as a result of our failure to pay principal or interest on the notes when due, or to perform any of our covenants or agreements contained in the notes or in the indenture. However, in the event of a default in the payment of principal or interest, you will have the right to institute a suit directly against us for the collection of any overdue payment on the notes, without first instituting suit against the trustee or any other person.

If an event of default with respect to the notes occurs and is continuing, either the trustee or the holders of at least 25% in aggregate principal amount of the outstanding notes may declare the principal amount of all the notes to be due and payable immediately. At any time after a declaration of acceleration with respect to the notes has been made, but before a judgment or decree based on acceleration has been obtained, the holders of a majority in aggregate principal amount of the notes may, under certain circumstances, rescind and annul such acceleration.

If a “default” occurs that is not also an “event of default,” neither the trustee nor the holders of the notes may act to accelerate the maturity of the notes. But if a “default” occurs that relates to our failure to make any payment of interest due and payable or that relates to our failure to make any payment of principal or premium, if any, upon maturity, and such default continues for 30 days or such default is made in the payment of the principal or any premium at its maturity, then the trustee may demand payment of the amounts then due and payable and may proceed to prosecute any failure on our part to make such payments.

Subject to provisions in the indenture relating to the trustee’s duties in case of default, the trustee is not under an obligation to exercise any of its rights or powers under the indenture at the request or direction of any holders of the notes, unless the holders have offered to the trustee security or indemnity satisfactory to it. Subject to these provisions for the indemnification of the trustee, the holders of not less than a majority in principal amount of the notes will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee, or of exercising any trust or power conferred upon the trustee. However, the trustee may refuse to follow any direction which is in conflict with any law or the indenture, which may involve the trustee in personal liability or which may be unduly prejudicial to the holders of the notes not joining in the direction.

Within 120 days after the close of each fiscal year, we must deliver to the trustee a certificate, signed by one of several specified officers, stating such officer’s knowledge of our compliance with all the conditions and covenants under the indenture and, in the event of any noncompliance, specifying such noncompliance and the nature and status of the noncompliance.

Modification of the Indenture

Modification and amendment of the indenture may be made only with the consent of the holders of not less than a majority in principal amount of the notes. However, no modification or amendment may, without the consent of all the holders of the notes, do any of the following:

•	change the stated maturity of the principal of or interest payable on the notes or change any place of payment where such principal and interest is payable;

•	reduce the principal amount of or the rate or amount of interest on the notes;

•	impair the right to institute suit for the enforcement of any payment on or with respect to the notes;

•

reduce the percentage of the holders of the notes necessary to modify or amend the indenture, to waive compliance with certain provisions thereof or certain defaults and consequences thereunder, or to reduce the quorum or voting requirements contained in the indenture; or

•

modify any of the foregoing provisions or any of the provisions relating to the waiver of certain past defaults or certain covenants with respect to the notes, except to increase the required percentage to effect such action or to provide that certain other provisions may not be modified or waived without the consent of the holders of the notes.

We and the trustee may modify or amend the indenture, without the consent of any holder of the notes for any of the following purposes:

•	to evidence the succession of another person to us as obligor under the indenture;

•	to add to the covenants for the benefit of the holders of the notes or to surrender any right or power conferred upon us in the indenture;

•	to add events of default for the benefit of the holders of the notes;

•

to add or change any provisions of the indenture to facilitate the issuance of, or to liberalize certain terms of, notes in bearer form, or to permit or facilitate the issuance of notes in uncertificated form, provided that such action shall not adversely affect the interests of the holders of the notes in any material respect;

•	to add, change or eliminate any provisions of the indenture, provided that any such addition, change or elimination shall:

•

neither (a) apply to any note created prior to the execution of the supplemental indenture effectuating such addition, change or elimination and entitled to the benefit of such provision, nor (b) modify the rights of the holder of such note with respect to such provision; or

•	become effective only when there are no notes outstanding under the indenture;

•	to secure the notes;

•	to establish the form or terms of the notes, including the provisions and procedures, if applicable, for the conversion of notes into our common stock or other securities or property of ours;

•	to evidence and provide for the acceptance or appointment of a successor trustee with respect to the notes or facilitate the administration of the trusts under the indenture by more than one trustee;

•	to cure any ambiguity, defect or inconsistency in the indenture;

•

to close the indenture with respect to the authentication and delivery of additional notes or to qualify, or maintain qualification of, the indenture under the Trust Indenture Act of 1939, as amended (the “Trust Indenture Act”); and

•	to supplement any of the provisions of the indenture to the extent necessary to permit or facilitate defeasance and discharge of the notes.

Discharge, Defeasance and Covenant Defeasance

Under the indenture, we may discharge certain obligations to holders of the notes that have not already been delivered to the trustee for cancellation and that either have become due and payable or will become due and payable within one year. We can discharge these obligations by irrevocably depositing with the trustee funds in United States dollars in an amount sufficient to pay the entire indebtedness on the notes, including the principal of and interest payable on the notes to the date of the deposit, if the notes have become due and payable or to the maturity date, as the case may be.

We may also elect either of the following:

•	to be defeased and be discharged from any and all obligations with respect to the notes; except our obligations to:

•	register the transfer or exchange of the notes,

•	replace temporary or mutilated, destroyed, lost or stolen notes,

•	maintain an office or agency for the notes, and

•	to hold moneys for payment in trust; or

•

to be defeased and discharged from our obligations with respect to the notes and our obligations described under “— Merger, Consolidation or Sale of Assets” or, to the extent permitted by the terms of the notes, our obligations with respect to any other covenant.

If we choose to defease and discharge our obligations under the covenants with respect to the notes, any failure to comply with the obligations imposed on us by the covenants will not constitute a default or an event of default with respect to the notes. However, to make either election we must irrevocably deposit with the trustee, in trust, an amount, in United States dollars, or in United States government obligations, or both, that will provide sufficient funds to pay the principal of and interest on the notes on the relevant scheduled due dates.

We may defease and discharge our obligations as described in the preceding paragraphs only if, among other things:

•

we have delivered to the trustee an opinion of counsel to the effect that the holders of the notes will not recognize income, gain or loss for United States federal income tax purposes as a result of the defeasance or covenant defeasance described in the previous paragraphs and will be subject to United States federal income tax on the same amounts, in the same manner and at the same times as would have been the case if the defeasance or covenant defeasance had not occurred. In the case of defeasance the opinion of counsel must refer to and be based upon a ruling of the Internal Revenue Service or a change in applicable United States federal income tax laws occurring after the date of the indenture;

•

we have delivered to the trustee an opinion of counsel to the effect that the trust funds deposited with the trustee to pay the principal of and interest on the notes on the relevant scheduled due dates will not be subject to the rights of any holders of senior indebtedness, except and subject to the effect of any applicable bankruptcy, insolvency, reorganization or similar laws affecting creditors’ rights generally and general principals of equity;

•	any defeasance does not result in, or constitute, a breach or violation of an indenture or any other material agreement which we are a party to or obligated under; and

•	no event of default, or event that with notice or lapse of time or both will be an event of default, has occurred and is continuing with respect to the notes.

In the event we effect covenant defeasance with respect to the notes and the notes are declared due and payable because of the occurrence of any event of default, then the amount on deposit with the trustee will still be sufficient to pay amounts due on the notes at the time of their maturity date but may not be sufficient to pay amounts due on the notes at the time of the acceleration resulting from the event of default. In this case, we would remain liable to make payment of such amounts due at the time of acceleration.

Book-Entry, Delivery and Form

The notes will be issued only in fully registered form, represented by global certificates (the “Global Securities”) that will be deposited with DTC and registered in the name of Cede & Co., as the nominee of DTC.

Investors may elect to hold beneficial interests in the Global Securities through either DTC, in the United States, or indirectly through organizations which are participants in DTC.

Upon the issuance of a Global Security, DTC will credit, on its book-entry registration and transfer system, the principal amount of notes represented by the Global Security to the accounts of institutions that have accounts with DTC, known as “participants.” Ownership of beneficial interests in the Global Security will be limited to participants or persons that may hold interests through participants. Ownership of beneficial interests in a Global Security will be shown on, and the transfer of that ownership will be effected only through, records maintained by DTC or its nominee, in the case of participants, or by participants or persons that hold through participants, in the case of persons other than participants. The laws of certain jurisdictions require that certain purchasers of securities take physical delivery of their securities as certificates issued in definitive form. These laws may make it difficult to transfer beneficial interests in a Global Security.

Principal and interest payments on the notes will be made to DTC or its nominee, as the case may be, as the registered holder of a related Global Security. We have been advised that DTC or its nominee, upon receipt of any payment of principal or interest in respect of a Global Security, will immediately credit participants’ accounts with payments in amounts equal to their respective beneficial interests in the principal amount of such Global Security as shown on the records of DTC or its nominee. Payments by participants, or by persons that hold interests for customers through participants, to owners of beneficial interests in such Global Security held through such participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers registered in “street name,” and will be the responsibility of such participants, or of such persons that hold interests for customers through participants.

Each owner of a beneficial interest in a Global Security relating to the notes must ensure that the person through whom its interest is held, such as a participant or other person that holds interests through a participant, maintains accurate records of its beneficial interest in the Global Security. The interests of participants, which may be in the form of a custodial relationship, will be shown on records maintained by DTC for that Global Security. The designation of DTC or its nominee as custodian for participants and persons that hold interests through participants, either as principal, nominee or custodian, will be shown on the register maintained by the trustee.

Neither we nor the trustee will have any responsibility or liability for any aspect of the records relating to, or for payments made on account of beneficial ownership interests in, a Global Security or for maintaining, supervising or reviewing any records relating to those beneficial ownership interests.

If DTC notifies us that it is unwilling or unable to continue as depositary for the Global Securities relating to the notes or if at any time DTC ceases to be a clearing agency registered under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), if so required by applicable law or regulation, we will appoint a successor depositary. If we do not appoint such successor depositary within 90 days after we receive such notice or become aware of such unwillingness, inability or ineligibility, or an event of default under the indenture with respect to the notes has occurred and is continuing and the beneficial owners representing a majority in principal amount of the notes advise DTC to cease acting as depositary for the notes, we will issue notes in certificated form (the “Certificated Notes”) in exchange for that Global Security. In addition, we may at any time and in our sole discretion decide not to have the notes represented by Global Securities. In such event, we will issue Certificated Notes in exchange for all of the notes represented by Global Securities. The Certificated Notes issued in exchange for those Global Securities will be in the same minimum denominations and be of the same aggregate principal amount and tenor as the portion of each Global Security to be exchanged. Except as provided above, owners of beneficial interests in a Global Security will not be entitled to receive physical delivery of Certificated Notes and will not be considered the registered holders of the notes for any purpose, including receiving payments of principal or interest.

DTC has advised us that it is a limited-purpose trust company organized under the New York Banking Law, a “banking organization” within the meaning of the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code and a “clearing agency” registered pursuant to the provisions of Section 17A of the Exchange Act. DTC holds securities that DTC’s participants (“Direct Participants”) deposit with DTC. DTC also facilitates the post-trade settlement among Direct Participants of sales and other securities transactions in deposited securities, through electronic computerized book-entry transfers and pledges between Direct Participants’ accounts. This eliminates the need for physical movement of securities certificates. Direct Participants include both U.S. and non-U.S. securities brokers and dealers, banks, trust companies, clearing corporations, and certain other organizations. DTC is a wholly-owned subsidiary of The Depository Trust & Clearing Corporation (“DTCC”). DTCC, in turn, is owned by a number of Direct Participants of DTC and members of the National Securities Clearing Corporation, Fixed Income Clearing Corporation and Emerging Markets Clearing Corporation (also subsidiaries of DTCC), as well as by the New York Stock Exchange,

Inc., the American Stock Exchange LLC, and the Financial Industry Regulatory Authority (“FINRA”). Access to the depository system is also available to others such as both U.S. and non-U.S. securities brokers and dealers, banks, trust companies, and clearing corporations that clear through or maintain a custodial relationship with a Direct Participant, either directly or indirectly. The DTC rules applicable to DTC’s participants are on file with the SEC. More information about DTC can be found at its Internet website at http://www.dtcc.com. The address of DTC’s Internet website is provided solely for the information of prospective investors and is not intended to be an active link.

According to DTC, the foregoing information with respect to DTC has been provided to its participants and the financial community for informational purposes only and is not intended to serve as are presentation, warranty, or contract modification of any kind.

Same-Day Settlement and Payment

Initial settlement for the notes will be made in immediately available funds. Secondary market trading between DTC participants will occur in the ordinary way in accordance with DTC rules and will be settled in immediately available funds using DTC’s Same-Day Funds Settlement System.

Trustee

Deutsche Bank Trust Company Americas will act as trustee for the notes. From time to time, we and some of our subsidiaries may maintain deposit accounts and conduct other banking transactions, including lending transactions, with the trustee in the ordinary course of business. Additionally, we maintain banking relationships with Deutsche Bank Trust Company Americas and its affiliates in the ordinary course of business. These banking relationships include Deutsche Bank Trust Company Americas serving as trustee under the indenture involving our existing debt securities, serving as trustee in connection with trust preferred securities that were issued by our financing trusts, and providing us with general banking services. Upon the occurrence of an event of default or an event which, after notice or lapse of time or both, would become an event of default under the notes, or upon the occurrence of a default under another indenture under which Deutsche Bank Trust Company Americas serves as trustee, the trustee may be deemed to have a conflicting interest with respect to the other debt securities as to which we are not in default for purposes of the Trust Indenture Act and, accordingly, may be required to resign as trustee under the applicable indenture. In that event, we would be required to appoint a successor trustee.

Notices

Any notices required to be given to the holders of the notes will be given to DTC.

Governing Law

The indenture and the notes are governed by and will be construed in accordance with the laws of the State of New York.

ERISA CONSIDERATIONS

Each fiduciary of a pension, profit-sharing or other employee benefit plan subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”) (a “Plan”), should consider the fiduciary standards of ERISA in the context of the Plan’s particular circumstances before authorizing an investment in the notes. Accordingly, among other factors, the fiduciary should consider whether the investment would satisfy the prudence and diversification requirements of ERISA and would be consistent with the documents and instruments governing the Plan.

In addition, we and certain of our subsidiaries and affiliates may be each considered a party in interest within the meaning of ERISA, or a disqualified person within the meaning of the Code, with respect to many Plans, as well as many individual retirement accounts and Keogh plans (also “Plans”). Prohibited transactions within the meaning of ERISA or the Code would likely arise, for example, if the notes are acquired by or with the assets of a Plan with respect to which we or any of our subsidiaries or affiliates is a party in interest, unless the notes are acquired pursuant to an exemption from the prohibited transaction rules. A violation of these prohibited transaction rules could result in an excise tax or other liabilities under ERISA and/or Section 4975 of the Code for such persons, unless exemptive relief is available under an applicable statutory or administrative exemption.

Under ERISA and various prohibited transaction class exemptions (“PTCEs”) issued by the U.S. Department of Labor, exemptive relief may be available for direct or indirect prohibited transactions resulting from the purchase, holding or disposition of the notes. Those exemptions are PTCE 96-23 (for certain transactions directed by an in-house professional asset manager), PTCE 95-60 (for certain transactions involving insurance company general accounts), PTCE 91-38 (for certain transactions involving bank collective investment funds), PTCE 90-1 (for certain transactions involving insurance company pooled separate accounts), PTCE 84-14 (for certain transactions determined by a qualified professional asset manager) and the exemption under new Section 408(b)(17) of ERISA and new Section 4975(d)(20) of the Code for certain arm’s-length transactions with a person that is a party in interest solely by reason of providing services to Plans or being an affiliate of such a service provider (other than a fiduciary who has exercised or exercises any discretionary authority or control with respect to an investment of plan assets involved in the transaction or renders investment advice with respect thereto) (the “Service Provider Exemption”).

Because we may be considered a party in interest with respect to many Plans, the notes may not be purchased, held or disposed of by any Plan, any entity whose underlying assets include plan assets by reason of any Plan’s investment in the entity (a “Plan Asset Entity”) or any person investing plan assets of any Plan, unless such purchase, holding or disposition is eligible for exemptive relief, including relief available under PTCE 96-23, 95-60, 91-38, 90-1 or 84-14, or the Service Provider Exemption, or such purchase, holding or disposition is otherwise not prohibited under ERISA and the Code. Any purchaser, including any fiduciary purchasing on behalf of a Plan, transferee or holder of the notes will be deemed to have represented, in its corporate and its fiduciary capacity, by its purchase and holding of the notes that either (a) it is not a Plan or a Plan Asset Entity and is not purchasing such notes on behalf of or with plan assets of any Plan or with any assets of a governmental, church or foreign plan that is subject to any federal, state, local or foreign law that is substantially similar to the provisions of Section 406 of ERISA or Section 4975 of the Code or (b) its purchase, holding and disposition are eligible for exemptive relief or such purchase, holding and disposition are not prohibited by ERISA or Section 4975 of the Code (or in the case of a governmental, church or foreign plan, any substantially similar federal, state, local or foreign law).

Under ERISA, assets of a Plan may include assets held in the general account of an insurance company which has issued an insurance policy to such plan or assets of an entity in which the Plan has invested. Accordingly, insurance company general accounts that include assets of a Plan must ensure that one of the foregoing exemptions is available.

Due to the complexity of these rules and the penalties that may be imposed upon persons involved in non-exempt prohibited transactions, it is particularly important that fiduciaries or other persons considering purchasing the notes on behalf of or with “plan assets” of any Plan consult with their counsel regarding the availability of exemptive relief under PTCE 96-23, 95-60, 91-38, 90-1 or 84-14, or the Service Provider Exemption. Purchasers of the notes have exclusive responsibility for ensuring that their purchase, holding and disposition of the notes does not violate the prohibited transaction rules of ERISA or the Code or any similar regulations applicable to governmental or church plans, as described above.

UNDERWRITING

Under the terms and subject to the conditions contained in an underwriting agreement, dated December , 2007 (the “underwriting agreement”), the underwriters named below (the “underwriters”), for whom Morgan Keegan & Company, Inc., Credit Suisse Securities (USA) LLC, and UBS Securities LLC are acting as representatives (the “representatives”), have severally agreed to purchase, and we have agreed to sell to them, severally, the respective principal amount of notes set forth opposite their names below:

Underwriter	Principal Amount of Notes
Morgan Keegan & Company, Inc.	$
Credit Suisse Securities (USA) LLC
UBS Securities LLC

Total	$

The underwriting agreement provides that the underwriters are obligated to purchase all of the notes if any are purchased.

The underwriters propose to offer the notes initially at the public offering price on the cover page of this prospectus supplement and to selling group members at that price less a selling concession of     % of the principal amount of the notes. The underwriters and the selling group members may allow a discount of     % of the principal amount of the notes on sales to other brokers/dealers. After the initial offering of the notes, the price to public and other selling terms may from time to time be varied by the underwriters.

The aggregate proceeds to us are set forth on the cover page of this prospectus supplement before deducting our expenses in offering the notes. We estimate that we will spend approximately $             for expenses, excluding underwriting discounts, allocable to the offering.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, or to contribute to payments that the underwriters may be required to make in respect thereof.

The notes are new issues of securities with no established trading market. One or more underwriters intend to make a secondary market for the notes. However, they are not obligated to do so and may discontinue making a secondary market for the notes at any time without notice. No assurance can be given as to how liquid the trading market for the notes will be.

This prospectus supplement and the accompanying prospectus may be used by Morgan Keegan or our other affiliates in connection with offers and sales of the notes in market-making transactions at negotiated prices at the time of sale. Morgan Keegan or our other affiliates may act as principal or agent in such transactions.

Because Morgan Keegan, one of the underwriters in this offering, is a member of FINRA and is an affiliate of ours for the purposes of the Conduct Rules of FINRA, the offering of the notes will be conducted in accordance with the applicable sections of Rule 2720 of the Conduct Rules of FINRA. Pursuant to Rule 2720 of the Conduct Rules of FINRA, no FINRA member participating in this offering will be permitted to execute a transaction in the notes in a discretionary account without the prior written approval of such member’s customer. The maximum underwriting discount or commission for this offering may not exceed 8% of the offering proceeds.

In connection with the offering, the underwriters may engage in transactions that stabilize the market price of the notes. Such transactions consist of bids or purchases to peg, fix or maintain the price of the notes. If the underwriters create a short position in the notes in connection with the offering, i.e., if they sell more notes than are listed on the cover page of this prospectus supplement, the underwriters may reduce that short position by purchasing notes in the open market. Purchases of a security to stabilize the price or to reduce a short position may cause the price of the security to be higher than it might be in the absence of these purchases.

Neither we nor the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the notes. In addition, neither we nor the underwriters make any representation that the underwriters will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Some of the underwriters and their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us and our affiliates. They have received customary fees and commissions for these transactions.

The notes are offered for sale in those jurisdictions in the United States and Canada where it is legal to make such offers.

LEGAL MATTERS

The validity of the notes will be passed upon on behalf of Regions by Sullivan & Cromwell LLP, New York, New York and certain legal matters will be passed upon on behalf of Regions by Carl L. Gorday, our Assistant General Counsel. Mr. Gorday beneficially owns shares of our common stock and options to acquire additional shares of our common stock. Certain legal matters will be passed upon for the underwriters by Alston & Bird LLP, Washington, D.C.

EXPERTS

The consolidated financial statements of Regions incorporated by reference in Regions’ Annual Report (Form 10-K) for the year ended December 31, 2006, and Regions’ management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2006, incorporated by reference therein, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon, incorporated by reference therein, and incorporated herein by reference. Such consolidated financial statements and management’s assessment have been incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

The consolidated financial statements of AmSouth and AmSouth’s management’s assessment of the effectiveness of internal control over financial reporting for the year ended December 31, 2005, which are included in Regions’ Current Report Amendment (Form 8-K/A) dated January 12, 2007, and incorporated herein by reference, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon, and incorporated herein by reference. Such consolidated financial statements and management’s assessment have been incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

PROSPECTUS

REGIONS FINANCIAL CORPORATION

Senior Debt Securities

Subordinated Debt Securities

Junior Subordinated Debt Securities

Preferred Stock

Depositary Shares

Common Stock

Warrants

Stock Purchase Contracts

Units

Guarantees

Regions Financing Trust II

Regions Financing Trust III

Regions Financing Trust IV

Regions Financing Trust V

Regions Financing Trust VI

Trust Preferred Securities

The securities listed above may be offered by us, or the trusts, as applicable, and/or may be offered and sold, from time to time, by one or more selling security holders to be identified in the future. We will provide the specific terms of these securities in supplements to this prospectus. You should read this prospectus and the applicable prospectus supplement carefully before you invest in the securities described in the applicable prospectus supplement. Our common stock is listed on The New York Stock Exchange and trades under the ticker symbol “RF.”

We may offer and sell these securities to or through one or more underwriters, dealers and agents, or directly to purchasers, on a continuous or delayed basis.

This prospectus may not be used to sell securities unless accompanied by the applicable prospectus supplement.

These securities will be our equity securities or unsecured obligations and are not savings accounts, deposits or other obligations of any bank or savings association, and will not be insured by the Federal Deposit Insurance Corporation, the bank insurance fund or any other governmental agency or instrumentality.

Neither the Securities and Exchange Commission, or SEC, nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

Prospectus dated May 11, 2007

Unless the context requires otherwise, references to (1) “we,” “us,” “our,” “Regions” or similar terms are to Regions Financial Corporation and its subsidiaries, and (2) the “trusts” are to Regions Financing Trust II, Regions Financing Trust III, Regions Financing Trust IV, Regions Financing Trust V, and Regions Financing Trust VI, Delaware statutory trusts and the issuers of the trust preferred securities.

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we and the trusts filed with the SEC using a “shelf” registration process. Under this shelf registration statement, we may offer and sell from time to time any combination of senior debt securities, subordinated debt securities, junior subordinated debt securities, stock purchase contracts, units, warrants, preferred stock, depositary shares and common stock, in one or more offerings up to an indeterminate total dollar amount. The debt securities, preferred stock, warrants and stock purchase contracts may be convertible into or exercisable or exchangeable for common or preferred stock or other securities of us or debt or equity securities of one or more other entities. The trusts may offer and sell trust preferred securities representing beneficial interests in the trusts, which may be guaranteed by Regions, to the public.

We may use this prospectus in the initial sale of the securities listed above. In addition, Morgan Keegan & Company, Inc., or any of our other affiliates, may use this prospectus in a market-making transaction in any securities listed above or similar securities after their initial sale.

Each time we offer and sell securities, we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus. You should read this prospectus and the applicable prospectus supplement together with the additional information described under the heading “Where You Can Find More Information.”

The registration statement that contains this prospectus, including the exhibits to the registration statement, contains additional information about us and the securities offered under this prospectus. The registration statement can be read at the SEC web site or at the SEC offices mentioned under the heading “Where You Can Find More Information.”

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any document we file at the SEC’s public reference room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Our SEC filings are also available to the public at the SEC’s web site at http://www.sec.gov. The address of the SEC’s web site is provided for the information of prospective investors and not as an active link. You can also inspect reports, proxy statements and other information about us at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York.

The SEC allows us to “incorporate by reference” into this prospectus the information in documents we file with the SEC, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be a part of this prospectus and should be read with the same care. When we update the information contained in documents that have been incorporated by reference, by making future filings with the SEC, the information incorporated by reference in this prospectus is considered to be automatically updated and superseded. In other words, in all cases, if you are considering whether to rely on information contained in this prospectus or information incorporated by reference into this prospectus, you should rely on the information contained in the document that was filed later. We incorporate by reference the documents listed below and any additional documents we file with the SEC in the future under Sections 13(a), 13(c),14, or 15(d) of the Securities Exchange Act of 1934 until our offering is completed (other than information in such additional documents that are deemed, under SEC rules, not to have been filed):

•	Annual Report on Form 10-K for the year ended December 31, 2006;

•	Quarterly Report on Form 10-Q for the quarter ended March 31, 2007;

•

Current Reports on Form 8-K filed on January 8, 2007, January 24, 2007, January 30, 2007, March 14, 2007, April 13, 2007 and April 20, 2007, and two Forms 8-K filed on April 30,2007, and Form 8-K/A filed on January 12, 2007, amending the Form 8-K filed on November 6, 2006; and

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•

The description of our common stock set forth in our registration statement filed with the SEC pursuant to Section 12 of the Securities Exchange Act of 1934 and any amendment or report filed for the purpose of updating any such description.

You may request a copy of these filings, at no cost, by writing to or telephoning us at the following address:

Attention: Investor Relations

Regions Financial Corporation

1900 Fifth Avenue North, Birmingham, Alabama 35203

(205) 581-7890

We have not included or incorporated by reference in this prospectus any separate financial statements of Regions Financing Trust II, Regions Financing Trust III, Regions Financing Trust IV, Regions Financing Trust V or Regions Financing Trust VI which we will refer to as the trusts. We do not believe that these financial statements would provide holders of trust preferred securities with any important information for the following reasons:

•	we will own all of the voting securities of the trusts;

•	the trusts do not and will not have any independent operations other than to issue securities and to purchase and hold our junior subordinated debentures; and

•	we are fully and unconditionally guaranteeing the obligations of the trusts as described in this prospectus.

We do not expect that the trusts will be required to file any information with the SEC for as long as we continue to file our information with the SEC.

RATIO OF EARNINGS TO FIXED CHARGES

Our consolidated ratio of earnings to fixed charges (from continuing operations) for the quarters ended March 31, 2007 and March 31, 2006 and for each of the five fiscal years ended December 31, 2006 are as follows:

	Three Months Ended March 31,		Twelve Months Ended December 31,
	2007(2)	2006	2006	2005	2004	2003	2002
Ratio of Earnings to Fixed Charges (1)
Excluding interest on deposits	3.76	3.99	3.86	3.64	4.06	3.61	3.08
Including interest on deposits	1.75	1.95	1.84	1.89	2.30	2.13	1.79

(1)	For purposes of computing the ratio of earnings to fixed charges, earnings as adjusted consists of income (loss) before income taxes plus fixed charges. Fixed charges, excluding interest on deposits, consists of interest and debt expense, amortization of deferred debt costs, and the estimated interest portion of rent expense.
(2)	For purposes of this computation, the recognized interest related to uncertain tax positions of approximately $24 million was excluded.

USE OF PROCEEDS

We intend to use the net proceeds from the sales of the securities in the manner and for the purposes set forth in the applicable prospectus supplement.

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VALIDITY OF THE SECURITIES

Unless otherwise indicated in the applicable prospectus supplement, the validity of the securities will be passed upon for us by Carl L. Gorday, our Assistant General Counsel, or such other legal officer as we may designate from time to time, and Alston & Bird LLP, Washington, D.C. Mr. Gorday beneficially owns shares of our common stock and options to acquire additional shares of our common stock. Certain United States federal income taxation matters will be passed upon for us by Alston & Bird LLP, Washington, D.C. Certain matters of Delaware law relating to the validity of the trust preferred securities will be passed upon for the trusts and us by Richards, Layton & Finger, P.A. Certain legal matters will be passed upon for any underwriters by the counsel to such underwriters specified in the applicable prospectus supplement.

EXPERTS

The consolidated financial statements of Regions incorporated by reference in Regions’ Annual Report (Form 10-K) for the year ended December 31, 2006, and Regions management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2006, incorporated by reference therein, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon, incorporated by reference therein, and incorporated herein by reference. Such consolidated financial statements and management’s assessment have been incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

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